mPhase Technologies, Inc.

9841 Washingtonian Blvd., Suite 390

Gaithersburg, Md., 20878

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

100 F Street, NE

August 9, 2019

Washington, D.C. 20549

Attn: Heather Percival

Re:	mPhase Technologies, Inc. Registration Statement on Form S-1 File No. 333-232746 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, mPhase Technologies, Inc., Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 11:00 a.m. EDT, on August 13, 2019 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company.

In connection with this request for acceleration of effectiveness, the Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Martin Smiley, General Counsel of the Company, at (203) 536-6975.

Sincerely,

/s/ Anshu Bhatnagar
Anshu Bhatnagar Chairman, President and Chief Executive Officer

cc:	Martin Smiley, Esq General Counsel
Christopher Cutchens, Chief Financial Officer